

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Morgan Stanley Smith Barney LLC

We have examined Morgan Stanley Smith Barney LLC's (the "Company") statements, included in the accompanying Morgan Stanley Smith Barney LLC Compliance Report, that (1) the Company's internal control over compliance was effective during the year ended December 31, 2020; (2) the Company's internal control over compliance was effective as of December 31, 2020; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2020; and (4) the information used to state the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, and Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2020; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2020; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2020 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 26, 2021

Morgan Stanley Smith Barney LLC Compliance Report

Morgan Stanley Smith Barney LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended **12/31/2020**;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended **12/31/2020**;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended **12/31/2020**; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

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Morgan Stanley Smith Barney LLC

We, Jacques Adrien and David Galasso, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

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Jacques Adrien
Chief Financial Officer

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David Galasso
Managing Director

February 26, 2021